Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following is a transcript of the May 3, 2016 quarterly earnings call of Quintiles Transnational Holdings Inc.:

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles

ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

QUINTILES, INC.

Moderator: Todd Kasper

May 3, 2016

9:00 a.m. ET

Operator:	This is Conference # 74307303

Operator:	On behalf of Quintiles, good morning and welcome to the Quintiles first-quarter 2016 earnings call webcast. My name is (Dana) and I will be your web event specialist today. Please note that today’s webcast is being recorded.

At the end of today’s presentation, we will have a question and answer session. If you are dialed in over the phone then you are able to press star then the number one on your telephone keypad to be put in the queue to ask a question. Finally, for optimal viewing and participation, please disable your pop-up blockers.

Should you need technical assistance, as a best practice, we suggest you first refresh your browser. If that does not resolve the issue, please click on the support option in the upper right hand corner of your screen for online trouble shooting.

It is now my pleasure to turn the webcast over to Todd Kasper, Vice President of Investor Relations. Mr. Kasper, the floor is yours.

Todd Kasper:	Thank you, (Dana). Good morning and welcome to Quintiles first-quarter 2016 earnings call. With me this morning are Tom Pike, our Chief Executive Officer; Mike McDonnell, our Chief Financial Officer and Kevin Gordon, our Chief Operating Officer. In addition to our press release issued this morning a conference call presentation corresponding to our prepared remarks is available on our Web Site at www.quintiles.com/investors.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

Before we begin I would like to caution listeners that certain information discussed by management during this conference call will include forward-looking statements. Actual results could differ materially from those stated or implied by forward-looking statements due to risks and uncertainties associated with the Company’s business which are discussed in the Company’s filings with the Securities and Exchange Commission, included in the Company’s 2015 annual report on form 10-K filed on February 11, 2016.

In addition, we will discuss certain non-GAAP financial measures on this call — which should be considered a supplement to and not a substitute for — financial measures prepared in accordance with GAAP. A reconciliation of these non-GAAP measures to the comparable GAAP measures is included in the press release and conference call presentation.

I would like to point out that as with other global businesses we have been impacted by foreign exchange and therefore we will discuss many of our results in constant currency to improve comparability.

I would now like to turn the call over to our CEO, Tom Pike.

Tom Pike:	Thank you, Todd. Good morning to everyone and thank you for joining our first-quarter 2016 earnings call. As you’ve heard this morning we are excited to have entered into a definitive merger agreement to combine with IMS Health — an all stock merger of equals transaction — to create an industry-leading information and technology-enabled healthcare services provider.

We are excited about the announcement and we will focus our comments on this call on Quintiles first-quarter results. Having already hosted one call this morning we will be shortening this call to about 45 minutes. Now let’s jump right to slide three with some of the highlights for the first quarter.

We delivered 8.4 percent constant currency service revenue growth with Product Development accelerating to 12.6 percent growth in constant currency for the quarter. We grew diluted adjusted earnings per share by 23.6 percent to $0.89 per share. Our $1.03 billion of net new business resulted in a company-wide book-to-bill of 0.93 which included a 0.95 book-to-bill in Product Development and 0.84 book-to-bill in IHS.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

Now regarding new basis, let me share right up front that we have decisions on several large opportunities slip into the second quarter. During April, we obtained awards resulting in stronger than usual net new business. In fact, it was the largest dollar volume of new business awarded in Product Development in the first month of any quarter since we went public three years ago.

Entering the second quarter, even reducing for the strong April awards, we had the largest ever dollar value pipeline in Product Developments. Now we also had very strong cash flow in the first quarter of the year with $112.1 million of cash flow from operations and $86 million of free cash flow. In all, our important Product Development business is performing well with a strong pipeline.

Our IHS business is strategically important but continues to be a little lumpy and contribute a little less to the bottom line. Now let me hand the call over to Mike who will walk you through the financial results in more detail.

Mike McDonnell:	Thank you, Tom, and good morning, everyone. Let’s begin with the consolidated results on slide four. For the quarter ended March 31, 2016, consolidated service revenues grew 8.4 percent at constant currency compared to the prior-year quarter. At actual foreign exchange rates, service revenues grew 7.6 percent to $1.11 billion in the quarter net of an unfavorable foreign exchange impact of $8.1 million.

For the quarter, the North America and Latin America region contributed approximately 45 percent of our consolidated revenues, the Europe, Middle East and Africa region contributed nearly 33 percent and the Asia-Pacific region contributed approximately 22 percent of total consolidated revenues. The Product Development segment accounted for 75.6 percent of our service revenues while the IHS segment accounted for 24.4 percent — a 280 basis point greater contribution from Product Development compared to the first quarter of 2015 due to stronger revenue growth in the segment — including the revenue from the businesses contributed by Quest Diagnostics into Q2 Solutions.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

During the first quarter, adjusted income from operations grew 22.5 percent to $181.9 million, a margin of 16.4 percent with 200 basis points of margin expansion. This expansion was comprised of 60 basis points due to revenue mix shift as a result of faster revenue growth in Product Development and further leverage of our cost structure with the remainder resulting from favorable currency fluctuations.

For the first quarter SG&A was $225.5 million or 20.4 percent of service revenues compared to $219.6 million — or 21.3 percent — of service revenues in the prior year. The current year quarter included the increased cost from Q2 Solutions and increased compensation-related costs partially offset by a positive impact from foreign exchange. We recognized $4.5 million of other expense net in the first quarter compared to $2.9 million of other income net during the same period last year.

In the first quarter of 2016, this primarily consisted of $4.2 million of foreign currency net losses. We recognized $3.1 million in net restructuring charges during the first quarter in connection with previously approved and announced plans. Net income attributable to non-controlling interests was $2.4 million in the first quarter primarily due to the 40 percent minority interest in Q2 Solutions.

Income tax expense was $42.6 million during the quarter, equating to a GAAP effective income tax rate of 28.6 percent compared to $36.1 million and 29.7 percent, respectively, for the same period last year. Adjusted net income in the first quarter grew 18.7 percent to $108.3 million compared to the same period last year. Diluted adjusted earnings per share grew 23.6 percent to $0.89 per share in the first quarter compared to $0.72 per share in the prior year quarter.

Our cash balance was $1.05 billion as of March 31, 2016, of which $228 million was in the US. Cash flow from operations and free cash flow were $112 million and $86 million, respectively, for the quarter ended March 31, 2016. The net cash provided by operations during the period reflects the increase in net income as well as lower payments for interest and income taxes and a one-day improvement in days sales outstanding in the first three months of 2016.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

Capital expenditures were $26.2 million for the quarter — or 2.4 percent of service revenues — compared to $16.4 million during the same period in 2015. Our total debt outstanding as of March 31st, 2016 was $2.46 billion. Our net debt outstanding, defined as total debt and capital lease obligations less cash and equivalents, at March 31st, 2016, was $1.4 billion compared to $1.49 billion at the end of December, 2015. This decrease is primarily due to the higher cash balance.

The $1.03 billion of new business booked during the quarter — net of foreign exchange impact on the backlog — resulted in backlog of $12 billion.

Let’s now move to the two reporting segments beginning on slide five. In Product Development, we booked net new business totaling $799 million representing a book-to-bill ratio of 0.95 times service revenues in the quarter.

Product Development’s constant currency revenue grew 12.6 percent in the first quarter compared to the same period last year and actual foreign exchange rates grew 11.7 percent to $837.5 million including $6.9 million of unfavorable foreign exchange impact. Product Development’s constant currency revenue growth benefited from volume-related increases in core clinical services and clinical trial support services as well as the incremental impact of the business that Quest contributed to Q2 Solutions.

Product Development income from operations for the quarter was $189.3 million, a 20.6 percent increase in actual rates and 12.1 percent increase in constant currency rates. The Product Development income from operations margin was 22.6 percent in the quarter, an improvement of 170 basis points compared to the same period last year. This margin improvement included 180 basis points of foreign exchange benefits offset by an increase in compensation and related expenses as well as our continued investment in the growth of our global delivery network including the opening of a new facility in Mumbai, India.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

We intend to continue investing in growth through the second quarter, adding and training people both in Mumbai and our clinical development organization as a whole. In the IHS segment we booked net new business that $227 million, representing a book-to-bill ratio of 0.84 times service revenues in the first quarter. IHS service revenues declined 3.1 percent at constant currency rates in the first quarter.

At actual foreign exchange rates, service revenues were $270.5 million, representing a decrease of 3.5 percent — or $10 million — compared to the same period last year, including unfavorable foreign exchange of $1.2 million. As expected, IHS constant currency revenue growth started the year slowly as a result of cancellations in commercial services during 2015 as well as lower new business additions in Japan. This constant currency service revenue decrease was offset by growth in the Real-World and Late Phase Research Unit.

IHS income from operations for the first quarter was $17.9 million, a decrease of 1.1 percent at actual rates and a 6.5 percent decrease at constant currency rates. The IHS income from operations margin was 6.6 percent in the quarter, an improvement of 10 basis points compared to the same period last year. This margin improvement included higher margins in the Real-World and Late Phase Unit and the benefit of 40 basis points from favorable currency fluctuations offset by lower margins in commercial services in North America and Japan and Advisory Services.

Now turning to our 2016 full-year guidance. Today we are reaffirming that our 2016 constant currency service revenue growth guidance remains in the range of 7 percent to 8.5 percent compared to the full-year 2015. We are also reaffirming our expectations of diluted adjusted earnings per share of between $3.70 and $3.85 per share, representing growth of 11.1 percent to 15.6 percent and diluted GAAP earnings per share of between $3.52 to $3.70 per share.

We continue to expect the annual effective income tax rate to be approximately 29 percent. This financial guidance assumes foreign currency exchange rates as of the end of March remain in effect for the remainder of the year and does not reflect the potential impact of any future equity repurchases. I will now turn the call back to Tom.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

Tom Pike:	Thank you, Mike. Our Product Development segment remains CRO industry leader. It is our crown jewel. Our therapeutic and scientific expertise, technology and global reach are the envy of our industry.

Our reputation is such that small companies want to work with us to help lend credibility to their efforts. Including midsize and small we now have over 10 sole-source relationships. We executed well on revenue and income from operations in Product Development in the first quarter. We are having a success with our revenue acceleration programs.

We are pleased with our 12.6 percent constant currency revenue growth and that we’ve maintained margins while absorbing some cost increases for key roles and the normal beginning of the year resets from employee taxes and benefits and we are pleased with the cash flow which is above our seasonal norms for the first quarter. In terms of backdrop for that segment — the Product Development segment — there are now over 5,300 compounds in Phase I to III clinical research, up sequentially again.

Our pipeline is the largest in overall dollar amounts — opportunities — entering a quarter that we have seen. It’s increased sequentially for the fourth quarter in a row. It contains a nice mixture of large and small opportunities and large and small companies. We’re also having strong performance in Asia given our years of investment there. After all, we do have a backlog of $12 billion to burn.

We have the best sales team in the business. However, the timing of decisions — especially large ones — is up to our customers. As I mentioned, several of our larger opportunities across both segments slipped out of the first quarter. In Product Development, we had strong bookings in April as you’ve seen and importantly we’re holding our full-year guidance and earnings guidance for revenue and earnings.

Moving to IHS, our commercial business continues to be hampered by the lumpy bookings from last year and now this quarter. Traditionally Q4 is a strong quarter for the business and Q1 is often weaker. With 45 approvals of new medicines last year in US, the US outlook is the strongest of our regions.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

Our commercial team continues to make progress with customer relationships to take advantage of those approvals. With the complex therapies, injectables and fusion products, et cetera, we are starting to see more interest in providing nurses and clinical trial educators to both the research and development and commercial customers. Although a bit less consistent, the commercial business is valuable for the completeness of our offerings.

Perhaps more important is our Real-World Late Phase business. This continues to grow against the strong market backdrop. In this segment, due to the orientation of the medical affairs customer and other customers outside of R&D, we continue to see a market and a business that’s growing in double digits. Real world data is critical to both challenges of costs of R&D and working with payers. Our epidemiologists are industry-leading.

Leveraging our Real-World Late Phase business, this quarter we announced an innovative deal with the American College of Surgeons to continue our relationship and built them a set of sophisticated and comprehensive registries with feeds from over 1,800 hospitals. We are leveraging the skills of our Encore acquisition here as well. This will allow sophisticated analysis of real-world practices with potential of improving the practice of medicine not only in surgery but in key therapeutic areas in which the College gets involved.

This is the kind of thing that we can do in the back of our sophisticated technology, medical and epidemiological skills. In closing, I would like to thank and recognize the entire Quintiles team for their hard work, commitment and execution in the start of 2016.

Once again, this hard work distinguished Quintiles as a world-class, leading company proud to be named one of Fortune’s World’s Most Admired Companies, one of Forbes Best Employers in America, Ethisphere Institute’s World’s Most Ethical Companies and the Best CRO in Asia at the BioPharma Asia Industry Awards. Finally, by being recognized by HR.com with leadership excellence awards.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

I will now turn it back over to Tom to begin the question and answer.

Todd Kasper:	Thank you, Tom. We are now ready to take questions. I would ask our participants to please limit their questions to one to allow as many participants as possible to ask questions. You may now open the call for questions please.

Operator:	As a reminder, to ask a question over the phone, simply press star one on your telephone keypad.

Your first question comes from Robert Jones from Goldman Sachs. Robert Jones, the floor is yours.

Robert Jones:	Thanks so much and thanks for taking the questions. Tom, I know this call is about the quarter but the previous call obviously ran long with all the details that you guys provided on the transaction. If it’s all right I wanted to go back to that.

I think the synergistic opportunities might not be as obvious to some just given that this transaction is somewhat unprecedented. I guess the real question for me is just thinking about the revenue synergies. Is this more from selling into areas where either one or both of you already have a strong presence or is this actually coming up with new and innovative solutions and products that your Pharma clients currently don’t have access to today?

Tom Pike:	Good morning, Robert. It is actually primarily leveraging the businesses that both of us have today and being more effective in them. If you think about our business overall in the think about that Product Development pipeline that I spoke about for instance, it’s the largest ones that we’ve had since we’ve been public. Not only that, but actually it’s perhaps the largest one that we had ever, but we just don’t have statistics back over all the years associated with it.

I would expect that it probably is the largest one we’ve ever had and interestingly, the quality of what’s in there is very attractive full-service work. If you think about bringing a differentiated competitive advantage about how we can find and recruit patients, one that we can demonstrate to customers in an RFP process or if we are talking about partnerships and even in trials where other CROs — or primary providers – but we can demonstrate the fact that we can get to investigators and patients in a differentiated way. I think it’s an incredibly powerful combination.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

For me, when you start with that with a CRO and then you look at the opportunity that’s in the industry; it’s fantastic. Then you start moving across the real world, both organizations have very fast growing business units. We have put together very complementary capabilities. We literally wrote the book on comparative effectiveness and they are — as Ari said — the Big Data company, the original Big Data company in this space. Then powering up our commercial solutions given the relationships, I think it is very powerful. Interestingly, we don’t even have to do much to our solutions except power them up with each other’s capabilities to really drive the benefits. Does that help, Robert?

Robert Jones:	That definitely does. Since this is the Q1 call, (just one of the) quarter — bookings were weak across both segments; you mentioned you have some very large awards being pushed into April. I’m just curious is that from both segments or is that really from Product Development?

Then any sense at all you can give on the size of those deals just so we can maybe get some context around what Q1 might’ve looked like had those deals not slipped; that would be really helpful. Thank you.

Tom Pike:	Yes, Bob, it actually was both segments. Nobody wants me to make excuses about Easter or conferences or things like that that happen to fall toward the end, so I won’t make those excuses, Bob. But the reality was that both we had some very large transactions that needed board approval before they went forward and really it’s been a very strong April in terms of closing out those opportunities.

As we described, it’s certainly our best April since going public, and again, we don’t have all the data on it but it’s our best April for many years if not ever. That would be indicative. As you might know, in our business the first month of a quarter is actually not traditionally the strongest month of the quarter so I think we feel very good about the ability to close out the opportunities we had from the first quarter.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

Robert Jones:	Thanks so much, Tom.

Tom Pike:	OK. Thank you, Bob. See you.

Operator:	Your next question comes from the line of Garen Sarafian from Citigroup.

Garen Sarafian:	Thanks for taking the questions. Just following on the same theme of the prior question. Regarding the first call — the merger, IMS — you guys mentioned higher (win) rates a few times as a major value creator; could you give us a little bit more context around that? Just to the extent if you could quantify what are the average (win) rates that you’re discussing for the industry and what are you envisioning those (win) rates could be? Again, using averages if you can’t get to specifics to just give us a little bit more confidence as to what you are trying to describe?

Tom Pike:	We don’t disclose our win wakes in particular, Garen, but let me give you a couple of general statistics. The industry sees at least $20 billion of RFP related opportunities in general across it – the industry being the CRO industry. In addition to that you may know that we have really led the way with sole-source relationships that others don’t see as part of the industry.

If think about those two things, the ability — if you can move the win rate just a few percent — it creates a pretty significant bottom-line impact. In addition our ability to be a great partner for more pharmaceutical firms we think (if we can). It is very interesting. I mentioned on the other call about if you look at the assets that they have — which are quite unique, in particular because there are many claims and other databases around the United States that can be used — but what IMS Health has is assets around the rest of the world and this is where I’ve mentioned that in areas where about 85 percent of our patients are recruited, they have data.

If you look across their physician database which they maintain, they actually have a group who regularly calls physicians to make sure information is updated, et cetera — that identifies physicians that are clinical investigators and we already have the largest database in our industry that would be significantly enhanced.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

You start thinking about some of these advantages, Garen, and if we execute well — like when you run a business, it is always about execution — if we execute well — and both organizations are known for strong execution — we should really be able to drive those higher win rates both through a combination of partnerships and then in general just in terms (of the RFP bump).

Garen Sarafian:	Got it, great. I will stick to the one question. Thank you very much.

Tom Pike:	Thank you.

Operator:	Your next question comes from the line of Ross Muken from ISI. Ross Muken, the floor is yours.

(Luke):	Hi guys; this is (Luke) in for Ross. Keeping with the RFP activity theme, if you guys could just comment on the types of levels you are seeing among your small biotechs versus the large customers, especially since a couple of competitors have talked about a slowdown in RFP activity among the larger clients, given they’re focusing on their priorities going on right now?

Tom Pike:	Russ, and we haven’t given Kevin an opportunity to chat yet, so, Kevin, do you want to take that one?

Kevin Gordon:	(Yes; it’s Luke). So, Luke, good morning.

Male:	I’m sorry. I’m not hearing names.

Male:	They must be excited about the merger.

Kevin Gordon:	It has been a long few days. Clearly with the pipeline Tom described, not only the opportunities we see in the dollar volume of opportunities but you have heard us comment over the quarters about the strong mix of business that we’ve had really across the spectrum or the size range of our customer base and that is really no different as we look at this quarter.

Whether it is small, midsize or large, I think the comment was even somewhere in the prepared remarks here that the pipeline remains strong in all those areas. We continue to have opportunities in even the biotech area which

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

I’m sure is somewhat the Genesis of your question, actually some pretty good strength there. We feel very good about the size of the pipeline, the breadth and the diversity of the customers that are included in that.

(Luke):	Great, thanks.

Operator:	Your next question comes from the line of Dave Windley from Jefferies. Dave Windley, the floor’s yours.

Dave Windley:	Hi, good morning. Thank you. So many things to ask and hard to pick just one. I will focus on real world evidence or real world late phase as you guys called it. It seems, Tom, that that is a pretty significant focus of value creation in the deal. I know you haven’t spoken specifically to size but what I’m interested in is some framing of size of real world late phase for Quintiles; maybe if you could expound on that as to what it would look like when you combine the companies.

Then you mentioned it is growing double digits but Product Development is also growing double digits so — double digits is certainly good but I would’ve expected given the opportunity that real world late phase would be growing significantly faster than that — and how do you think about the contributors of IMS to accelerating that growth rate? Thanks.

Tom Pike:	Let me start for those who don’t look at it as much as we do. This whole area of real world evidence or real world late phase is a huge and growing need for the business because the costs of collecting primary data are just getting too great and at the same time we are collecting more and more secondary data and it ranges from everything from electronic health records to genomic data so the data sets are becoming broader and broader.

Essentially over some period of time we’re going to be able to monitor safety signals and reduce the cost of clinical development and then improve the value-based models by really powering them up with this real world evidence. This is extremely strategic for the industry and I think a company like ours — we have always been a company that has been able to see around corners — for us being the first one with this kind of enormous data asset and the ability to add value out of it is key.

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

In terms of the (business itself) what we have disclosed to you guys is that since we bought Outcome Science in 2011 we have over tripled the business. At this point it is growing significantly faster than Product Development so that is a good take but we don’t disclose that number. I think what we would like to do is do a little bit more work together with IMS Health and we can give you a little bit more shape of the two businesses together over the coming months.

We have to give you something, Dave, to look forward to. We don’t want to give it all to you today; we want to give you something to look forward to. I think what you’ll see is two businesses that are similar size that essentially are a scale business when put together that combine a combination of secondary data with great technology and primary data with great epidemiology and great relationships and it will be the clear industry leader as a comes together.

Dave Windley:	OK, thank you.

Tom Pike:	Thank you.

Operator:	Your next question comes from the line of Greg Bolan from Avondale Partners. Greg Bolan, your line is open.

Greg Bolan:	Thanks, guys. I think I get it. The deal makes sense to me, for whatever that is worth. I am getting questions though about your comments earlier with regards to reduced agency costs. I totally understand the vendor fees you have to pay in a rapid way to respond to an RFP; it can be very costly. I get that. It sounds like the alliance had already been kind of running pretty strong.

The questions that I’m getting from investors is why not just kind of expand that alliance and maybe make it a more intimate relationship above and beyond what it was then actually going through and I guess getting hitched, if you will? Tom, could you maybe talk a little bit about that, please?

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Moderator: Todd Kasper

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Confirmation # 74307303

Tom Pike:	Yes. Agency cost — my old economics term — really referring to that in any company or any combination of companies, there are some costs just to the transactions of people working together — contracting and things. Imagine that — I talked earlier about the volume of RFPs that we see; it is in the billions of dollars — imagine if we had to go and contract for data every time we had an RFP for a slightly different indication and different geography and different protocol and we had to try to contract for that and then serve up that data and analyze it.

The analogy I’ve actually made internally is associated with your GPS system. If you think about it, if you had to — every time you got in your car — you had to go and figure out where you’re going to go, download the map and load it into your car, you would hardly ever use your GPS system.

With the technology that IMS health is creating that literally puts the data in the cloud and makes it accessible to basically kind of a pushbutton accessible for opportunities, it’s powerful. The other thing we get to do is our world-class medical experts are going to become intimate with that data in terms of what is available and how it works which will provide us a unique competitive advantage.

Why not just do this arm’s-length and why do they want to do this? One of the things (Ari and I) I learned together is their strategy is not just to provide data at arm’s-length but actually to provide solutions and capture the economic returns associated with the solutions. I don’t think their preferences to just sell the data. It is actually to capture all the value associated with the services that are provided around clinical research.

Again, whether that is real world, whether that’s commercialization, what we are doing is extremely aligned with the IMS Health strategy, and their strategy would be to capture economic value and delivering the results rather than just providing the data. I think it’s a great match. It’s going to be very difficult to replicate this, arm’s length.

Greg Bolan:	That’s great, obviously great for patients. (Congrats, thanks)..

Tom Pike

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Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

That is the best part to be honest with you because we have all got to get this healthcare complex faster and more effective for patients, especially with some of the therapies.

Operator:	Your next question comes from the line of John Kreger from William Blair & Company. John Kreger, your line is open.

John Kreger:	Thanks much. Tom, I think one of the other value creation discussions was this sort of (smart zero) concept. Can you dig into that a little bit more? I know we’ve heard you guys talk about your ability to kind of hit some of those key client pinpoints like site selection and patient enrollment and trial design but it sounds like some of those same concepts were hit to justify the combination.

So maybe just go back, what does an IMS give you that enhances your ability to basically offer a more efficient trial process to clients? Thanks.

Male:	Let me use an example, then we can go back through and I would welcome Kevin if he wants to add some things to this, too. I think you all know Infosario (design) today – many of you know – so we created the industry-leading software tool that is actually installed in a couple customers to look at feasibility to be able to use electronic health records and other data to understand where patients and investigators are.

If you look at that tool today, unfortunately — it’s the best of its kind by the way in our industry — but unfortunately it operates primarily off US data so we have announced some of the data partnerships that we had today and they are in the tens of millions of electronic health records. Imagine powering that up with half a billion electronic health records from around the world and the incremental value that we could provide.

You take something like that, they actually have tools on feasibility. We have tools on feasibility today. We can enhance each other’s feasibility tools. Those are the kinds of benefits that we see. Essentially again, it’s primarily around

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

really designing more effective trials which reduces protocol amendments and speeds up the process for the customers and then it’s executing them more effectively and doing more effective feasibility.

John Kreger:	That’s very helpful, thank you.

Tom Pike

Thank you.

John Kreger:	Thanks, Tom.

Operator:	Your next question comes from the line of Eric Coldwell from Robert W. Baird.

Eric Coldwell:	Since I avoided the last call I might ask a two-part here. First of all, does the Q1 book-to-bill as well as the ongoing IHS weakness push your annual guidance to more of a (two-way ramp) and as a follow-on to that, I’d like to hear little bit more about what the drivers of the poor IHS bookings were in the quarter; it wasn’t as clear to me that it was simply slippage. What does that pipeline look like and what are your new expectations for growth in IHS for the year? Thank you.

Mike McDonnell:	Yes, I’ll start, Eric. It’s Mike McDonnell. I it’s fair to say that it’s a bit of the Q2 ramp. You have to remember we had a lot of growth in IHS in the first half of 2015 so the comparisons are a bit more difficult in the first half of 2016 in that business. Product Development on the other hand goes the other way because we have the Q Squared joint venture not in the results for comparative purposes in the first half of ’16; that will go the other way in the second half.

It is a bit of a mix but I think your comment’s fair. Importantly, we did reaffirm the guidance that we gave at the beginning of the year. I think as it relates to the pipeline overall, as Tom mentioned the question about April being the strongest month and whether that is both Product Development and IHS — it was both, as we talked about. Obviously the Product Development side is the larger side of the house at 75 percent plus of our revenue base but overall, the April month was strong on both fronts and I think overall we are pleased where we sit at this point in the year.

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Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

Male:	Dave, I would just add on the revenue side exactly what Mike described; I think you heard in the remarks we talked about opening a new facility (in India investment) in bringing people on board there and in their clinical business as well, so from a bottom-line standpoint I would expect the same, second half better than the first.

Eric Coldwell:	And do you have a full year growth adjustment in IHS? Is there some kind of an update we can get on what you are thinking for real growth in that business for the calendar year?

Male:	I think when you look at IHS, we talked about in the beginning of the year being a much slower growth engine than Product Development, obviously. I think that is something we expect and has started to play out and I think overall — the trajectory overall, reasonably flat — but you have to obviously remember that the margins are extremely low and what really drives our profitability in (the EPS) is much more on the Product Development side.

Eric Coldwell:	OK, thank you.

Operator:	Your next question comes from the line of Tim Evans from Wells Fargo.

Tim Evans:	Thanks. In this — coming back to the deal for a second — in this revenue synergies or revenue growth acceleration target that you have in the out year, I’m trying to figure out what’s that relative to? What baseline are we measuring that against? Is it your long-term 7 percent to 8 percent target range? Is it kind of what you have been growing recently on a constant dollar organic growth basis?

Is it some combination of the two companies’ recent growth? Just help me understand what to measure that target against? Thanks.

Tom Pike:	Yes. I think you’re talking about the companies on a combined basis, right? (On the) …

QUINTILES, INC.

Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

Tim Evans:	Right.

Tom Pike:	Yes, I think overall when you look at all of the opportunities that we see out there and the ability to do things like increasing win rates and the more holistic solutions we can offer on a combined basis, we feel very confident that overall I think the way to think about it is it is 1 percent to 2 percent incremental over and above what either company could have achieved on its own.

So when you model it out you should get to a run rate ultimately that on a combined basis if you thought it was going to be X to Y, when you put the synergies in, it would be X to Y plus 1 percent to 2 percent.

Tim Evans:	OK. I guess the second part of the question I want to ask is what is the opportunity here that you’d like to go after beyond the traditional Pharma customer base? In other words, you have talked in the past about going more after the payer-providers (set) and this could potentially position you to do that a little bit more aggressively, but how important was that element to this deal?

Male:	Tom, I will speak to that. Interestingly, both of us have a somewhat similar size entity that pursues the payer provider market and both of us believe our skills are transferable into that marketplace so if you take in our case this really deep knowledge that we have of therapies medical knowledge and science that we believe that can help with care pathways, effective use of drugs adherence.

There is a lot of value, we actually get a lot of positive feedback from providers and others if that is possible and I think very similarly IMS Health is assembling assets that increasingly are valuable in the payer and provider realm so essentially that was not a major factor in terms of doing the deal but it is a longer-term opportunity for growth for both companies that is outside of the industry — the big pharmaceutical industry.

Tim Evans:	OK, thank you.

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Moderator: Todd Kasper

05-03-16/9:00 a.m. ET

Confirmation # 74307303

Male:	I think with that as Tom mentioned (at the call), we were going to keep today’s call to 45 minutes, given two calls and to not monopolize everyone’s time this morning. Thank you for your time, thank you for the questions and we will look forward to speaking to everyone soon. Have a great day.

Tom Pike:	Thank you.

Operator:	Thank you again for joining us. This concludes the webcast and you may now disconnect.

END